SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general as follows:

On April 30, 2015, we filed a Form 12b-25 with the US Securities and Exchange Commission ("SEC") notifying the SEC that we had been unable to finalize all the information required for our annual report on Form 20-F for the year ended December 31, 2014 ("2014 Form 20-F") by the prescribed filing date of April 30, 2015. Accordingly, the deadline to file our 2014 Form 20-F was extended to May 15, 2015 in accordance with Rule 12b-25 of the Securities Exchange Act of 1934.

On May 14, 2015, we filed a market announcement informing that we would not be in a position to file our 2014 Form 20-F by May 15, 2015 as we were in the process of engaging a specialized independent firm to conduct an independent investigation to evaluate the possibility of violations of the U.S. Foreign Corrupt Practices Act, the Brazilian anti-corruption Law No. 12,846/2013 and or the Code of Ethics of Eletrobras Companies, in connection with certain projects in which Eletrobras Companies participate directly or indirectly, including through minority interests or special purpose entities. On June 10, 2015, we disclosed to the market that we had hired Hogan Lovells, a law firm based in the United States, to conduct the investigation under the supervision of our Independent Commission for Investigation. On May 18, 2015, the New York Stock Exchange granted us an extension of six months for the filing of our 2014 Form 20-F.

As the investigation remains on-going, we will not be in a position to file our 2014 Form 20-F by November 18, 2015 and we are in the process of applying for a further six month extension from the New York Stock Exchange.

Rio de Janeiro, October 27, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.